UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

Williams-Sonoma, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

969904101 (CUSIP Number)

December 31, 2004

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12-02)

CUSIP No. 969904101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). W. Howard Lester
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 8,410,058 (1) 6. Shared Voting Power 7. Sole Dispositive Power 8,444,406 (2) 8. Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,444,406 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 7.12%
12.	Type of Reporting Person (See Instructions) IN

(1)	Includes options to purchase 1,460,000 shares of common stock that are currently exercisable or exercisable within 60 days of December 31, 2004.
(2)	Includes options to purchase 1,460,000 shares of common stock that are currently exercisable or exercisable within 60 days of December 31, 2004. In addition, Mr. Lester owned $1,203,570 in the Williams-Sonoma, Inc. Stock Fund under the Williams-Sonoma, Inc. Associate Stock Incentive Plan, a 401(k) plan, as of December 31, 2004. The number of shares above includes 34,348 shares held in the Williams-Sonoma, Inc. Stock fund. This number was calculated by dividing the amount owned in the Williams-Sonoma, Inc. Stock Fund by $35.04, the closing price of Williams-Sonoma, Inc. common stock on December 31, 2004. Mr. Lester is fully vested in the Williams-Sonoma, Inc. Stock Fund.

Item 1.	(a)	Name of Issuer

Williams-Sonoma, Inc.

	(b)	Address of Issuer’s Principal Executive Offices

3250 Van Ness Avenue
San Francisco, CA 94109

Item 2.	(a)	Name of Person Filing

W. Howard Lester

	(b)	Address of Principal Business Office or, if none, Residence

3250 Van Ness Avenue
San Francisco, CA 94109

	(c)	Citizenship

United States of America

	(d)	Title of Class of Securities

Common Stock, $.01 par value

	(e)	CUSIP Number

969904101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

	(a)	Amount beneficially owed:

8,444,406 (2)

	(b)	Percent of class:

7.12%

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

8,410,058 (1)

(ii) Shared power to vote or to direct the vote

0

(iii) Sole power to dispose or to direct the disposition of

8,444,406 (2)

(iv) Shared power to dispose or to direct the disposition of

0

(1) Includes options to purchase 1,460,000 shares of common stock that are currently exercisable or exercisable within 60 days of December 31, 2004.

(2)     Includes options to purchase 1,460,000 shares of common stock that are currently exercisable or exercisable within 60 days of December 31, 2004. In addition, Mr. Lester owned $1,203,570 in the Williams-Sonoma, Inc. Stock Fund under the

Williams-Sonoma, Inc. Associate Stock Incentive Plan, a 401(k) plan, as of December 31, 2004. The number of shares above includes 34,348 shares held in the Williams-Sonoma, Inc. Stock fund. This number was calculated by dividing the amount owned in the Williams-Sonoma, Inc. Stock Fund by $35.04, the closing price of Williams-Sonoma, Inc. common stock on December 31, 2004. Mr. Lester is fully vested in the Williams-Sonoma, Inc. Stock Fund.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2005
Date

/s/ W. Howard Lester
Signature

W. Howard Lester
Name/Title